ASX ANNOUNCEMENT (ASX: NVX) Exhibit 99.1

Notice of Termination of Offtake Agreement

Chattanooga, TN (USA), 4 November 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, announced today that FCA US LLC (a subsidiary of Stellantis NV) (“Stellantis”) terminated its offtake agreement with the Company effective immediately. NOVONIX and Stellantis were unable to agree upon the unique battery cell product specifications and milestones for mass production qualification.

In November 2024, NOVONIX announced that they had signed an offtake agreement for a minimum of 86,250 tonnes up to a target volume of 115,000 tonnes over the six-year term of the agreement, the price of which was to be based on an agreed upon market-based price formula, and the final product specifications would be confirmed at a future date. The start of commercial supply was targeted for January 1, 2026

While NOVONIX is disappointed with this decision, it remains focused on its deliveries for Panasonic and PowerCo and continuing to provide samples to 15 current and potential customers for battery and industrial applications.

NOVONIX’s Riverside facility is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery, defense, and industrial sectors in North America, with mass production starting next year for its lead customer, Panasonic. To meet increasing customer demand, the Company previously announced plans for its second synthetic graphite manufacturing plant, also in Chattanooga, Tennessee, known as the Enterprise South location. Together, these facilities will give NOVONIX a total production capacity of over 50,000 tonnes per year.

This announcement has been authorised for release by Ron Edmonds, Chairman.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX) Exhibit 99.1

About NOVONIX
NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials—anchored by its Chattanooga, Tennessee headquarters and anode materials operations, expanding through its patented all-dry, precursor-free cathode synthesis technology, and supported by industry-leading battery cell testing and R&D services.

Together, these capabilities position NOVONIX as an integrated supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding plans to enter into definitive supply agreements, anticipated production and shipping timelines, plans to build a new production facility, and our anticipated production capacity at each of our Riverside and planned Enterprise South facilities.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX) Exhibit 99.1

access for additional financing, the availability and impact and our compliance with the applicable terms of government funding and other support, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com